Exhibit 99.1

Date: 22/07/2010	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: KEEGAN RESOURCES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	20/08/2010
Record Date for Voting (if applicable) :	20/08/2010
Beneficial Ownership Determination Date :	20/08/2010
Meeting Date :	30/09/2010
Meeting Location (if available) :	600-1199 West Hastings Street Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	487275109	CA4872751090

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for KEEGAN RESOURCES INC.